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Exhibit (a)(3)

June 24, 2011

To our Stockholders:

        We are pleased to inform you that, on June 15, 2011, MediaMind Technologies Inc. (the "Company") entered into a merger agreement providing for the acquisition of the Company by DG FastChannel, Inc. ("DG"), a leading provider of digital media services to the advertising, entertainment and broadcast industries. In accordance with the merger agreement, DG, through a wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of the Company's common stock for $22.00 per share in cash, net to the seller, without interest.

        The tender offer is conditioned upon, among other things, more than 50% of the Company's outstanding shares of common stock, determined on a fully diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. Unless extended, the tender offer is scheduled to expire at 12:00 o'clock midnight, New York City time, on Friday, July 22, 2011. Upon its completion, and subject to the satisfaction of certain conditions, the tender offer will be followed by a merger in which each share of the Company's common stock not purchased in the tender offer will be converted into the right to receive $22.00 per share in cash, net to the seller, without interest.

        The Board of Directors of the Company has unanimously determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of the Company's stockholders, has unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the offer and the merger, and unanimously recommends that the Company's stockholders accept the offer and tender their shares in the offer.

        In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors that are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. In addition to the attached Schedule 14D-9, also enclosed are DG's Offer to Purchase, dated June 24, 2011, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully.

        On behalf of the Board of Directors and management of the Company, we thank you for your support.

Very truly yours,
/s/ Gal Trifon Gal Trifon Chairman and Chief Executive Officer

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  Exhibit (a)(3)